# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exodus Movement, Inc., CIK 0001821534
CUSIP: 30209R106
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 15418 Weir Street, #333, Omaha, Nebraska (NE), 68137
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002079200

## Reporting persons
- FTX Recovery Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,823,486; shared voting power 0; sole dispositive power 1,823,486; shared dispositive power 0; aggregate amount beneficially owned 1,823,486 (18.4% of the class)
  Comment: This Schedule 13G operates as an amendment to the Schedule 13D previously filed by FTX Recovery Trust (the "Reporting Person") on August 8, 2025 (the "Original Schedule 13D") with respect to the Class A Common Stock, par value of $0.000001 per share, of Exodus Movement, Inc. (the "Class A Common Stock"), reflects the same aggregate amount beneficially owned by the Reporting Person as presented in the Original Schedule 13D and reports an administrative error in the Original Schedule 13D that resulted in the percentage of the Class A Common Stock then beneficially owned by the Reporting Person being overstated by approximately 2.23%. At all times, the Reporting Person beneficially owned less than 20% of the Class A Common Stock and was eligible to file the report on Schedule 13G.
  
  The share percentage in Row (11) is based on a total of 9,934,432 shares of Class A Common Stock, outstanding as of November 7, 2025, as disclosed in Exodus Movement, Inc.'s Schedule 14C Information Statement filed with the United States Securities and Exchange Commission on November 17, 2025.

## Item 1. Issuer
Name of issuer: Exodus Movement, Inc.
Address of issuer's principal executive offices: 15418 Weir Street, #333, Omaha, Nebraska, 68137

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by the FTX Recovery Trust, a statutory trust organized under the laws of the state of Delaware. The trustees of the FTX Recovery Trust (the "Covered Persons") are set forth in Schedule I to Exhibit 99.1 hereto, which is incorporated by reference herein.
Address of principal business office or, if none, residence: 2600 South Shore Boulevard, Suite 300, League City, Texas, 77573
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,823,486.00
Percent of class: 18.4%
Sole power to vote or to direct the vote: 1,823,486.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,823,486.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FTX Recovery Trust: /s/ Mary H. Cilia, Mary H. Cilia, Chief Financial Officer (02/13/2026)